August 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Andrew Mew, Senior Assistant Chief Accountant

Re:  Restaurant Brands International Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 001-36786

Dear Mr. Mew:

On behalf of Restaurant Brands International Inc. (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated July 19, 2016 with respect to the above referenced Annual Report on Form 10-K of the Company (the “2015 Form 10-K”).

For reference purposes, the text of the letter has been reproduced herein with responses below each numbered comment. For your convenience, the reproduced Staff comments from the letter have been italicized.

Form 8-K furnished April 28, 2016

1. We note that your earnings release furnished on Form 8-K includes the prominent disclosure of certain non-GAAP financial measures such as adjusted diluted EPS and adjusted EBITDA in the Highlights section at the top of the press release, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company hereby confirms that it has reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and will revise its disclosure of non-GAAP financial measures in future filings and in its earnings releases in accordance with such updated guidance.

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SEOUL¥
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TEL AVIV^
WARSAW~
WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH
* OPERATES AS GREENBERG TRAURIG MAHER LLP
+ OPERATES AS GREENBERG TRAURIG, S.C.
** STRATEGIC ALLIANCE
¥ OPERATES AS GREENBERG TRAURIG LLP FOREIGN LEGAL CONSULTANT OFFICE
^ A BRANCH OF GREENBERG TRAURIG, P.A., FLORIDA, USA
GREENBERG TRAURIG, P.A. • ATTORNEYS AT LAW • WWW.GTLAW.COM 401 East Las Olas Boulevard, Suite 2000 • Ft. Lauderdale, Florida 33301 • Tel 954.765.0500 • Fax 954.765.1477	~ OPERATES AS GREENBERG TRAURIG GRZESIAK SP.K.

August 2, 2016

* * * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to me at 954-768-8255 or email at macculloughk@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Joshua Kobza, Chief Financial Officer

Jill Granat, General Counsel & Secretary

GREENBERG TRAURIG, P.A. • ATTORNEYS AT LAW • WWW.GTLAW.COM